UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

January 1, 2024

(Date of Report (Date of earliest event reported))

Cub Crafters, Inc.
(Exact name of registrant as specified in its charter)

Delaware	91-1351852
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1918 South 16th Avenue Yakima, WA	98903
(Address of principal executive offices)	(ZIP Code)

509-248-9491

(Registrant’s telephone number, including area code)

Series A Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On January 1, 2024, Cub Crafters, Inc. (the “Company”) hired Keith Kennedy as its chief financial officer. Mr. Kennedy will also act as the Company’s principal accounting officer and principal financial officer. Mr. Kennedy’s biography is as follows:

Keith Kennedy is the Chief Financial Officer at CubCrafters' with over 20 years of financial experience helping companies be more efficient and maximize profits. Keith has guided companies through strategic decision-making and sustainable growth. His expertise in finance and accounting has allowed him to excel as a CFO, overseeing budgeting, forecasting, and financial analysis with companies in many industries. In the past number of years Keith Kennedy has been the CFO at Pyramid Heating & Cooling (2021-2022) and Hood River Juice Company (2020-2021). Prior to that, he was the Chief Financial Officer of Sagetech Corporation from 2015-2020. Sagetech was the first company to develop and produce a micro transponder weighing less than 1 pound for the unmanned aerial vehicle market and he was instrumental in helping control costs, manage cash flows, and keep projects on budget. This process took many years of research and development work while continuing to operate a profitable production company to fund the R&D efforts. Keith Kennedy holds a degree in business administration with a major in accounting from the University of North Florida, and a certificate in Six Sigma from Washington State University.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CUB CRAFTERS, INC.

Date: February 15, 2024	By:	/s/ Patrick J. Horgan
	Name:	Patrick J. Horgan
	Title:	Chief Executive Officer

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